COMMITMENT AGREEMENT

THIS AGREEMENT is made effective as of April 19, 2012

BETWEEN:

NOVAGOLD RESOURCES INC., a Nova Scotia company having an office at Suite 2300 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4

(“NovaGold”)

AND:

NOVACOPPER INC., a British Columbia company having an office at Suite 2300 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4

(“NovaCopper”)

WHEREAS

A.	NovaGold is a precious metals company focused on the exploration and development of mineral properties in North America.

B.	NovaCopper, which owns the Ambler project located in Alaska, is currently a wholly-owned subsidiary of NovaGold.

C.

At a special meeting held March 28, 2012, the securityholders of NovaGold passed a resolution authorizing an Arrangement (as defined herein) pursuant to which, on the Effective Date (as defined herein), NovaCopper will be spun-out to NovaGold shareholders and will no longer be a wholly-owned subsidiary of NovaGold.

D.

Pursuant to the terms of the Arrangement, Convertible Securities (as defined herein) of NovaGold will also be adjusted such that the holder will, with respect to Convertible Securities other than Options (as defined herein), upon exercise or conversion of the Convertible Securities, as applicable, receive, in addition to NovaGold Shares, one common share of NovaCopper (“NovaCopper Share”) for every six common shares of NovaGold issuable upon exercise or conversion of the Convertible Security (other than Options). Holders of Options will be deemed to have exchanged their Options for New NovaGold Options (as defined herein) and NovaCopper Arrangement Options (as defined herein).

E.	NovaGold and NovaCopper have agreed to enter into this Agreement with respect to the obligations of NovaCopper with respect to the Convertible Securities following the Effective Date.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, the mutual covenants and agreements set forth herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the Parties), the Parties hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1	Certain Defined Terms. Capitalized terms used in this Agreement have the meanings set forth below (such terms to be equally applicable to the singular and plural forms thereof):

“Agreement” means this commitment agreement and any and all schedules or appendices to this Agreement, as the same may be amended from time to time in accordance with the provisions hereof.

“Arrangement” means the arrangement by way of statutory plan of arrangement involving NovaGold, its securityholders and NovaCopper to be completed pursuant to the provisions of Section 130 of the NSCA on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms, as more particularly set forth in the Management Proxy Circular.

“Convertible Securities” means the Options, PSUs, DSUs and Warrants, and “Convertible Security” means any one Option, PSU, DSU or Warrant.

“DSUs” means the deferred share units granted pursuant to NovaGold’s 2009 Non- Employee Directors Deferred Share Unit Plan that are outstanding immediately prior to the Effective Time.

“Effective Date” means the date a certified copy of the Final Order is delivered to the Registrar for registration giving effect to the Arrangement which date is to be determined by NovaGold’s Board of Directors following the satisfaction of the conditions precedent to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Fair Market Value” means the fair market value, as determined by NovaGold’s Board of Directors at the relevant time, of New NovaGold Shares, NovaCopper Shares, or a fraction thereof, NovaGold Shares, New DSUs or DSUs, as the context so requires.

“Final Order” means the final order to be made by the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

“Management Proxy Circular” means the NovaGold management proxy circular dated February 27, 2012, including all schedules and appendices attached thereto.

“New DSUs” means the deferred share units which are to be issued under the Arrangement to holders of DSUs in exchange for such DSUs.

“New NovaGold Options” means options to acquire New NovaGold Shares, which will be issued under the Arrangement to Optionholders.

“New NovaGold Shares” means the common shares in the capital of the Company, which the Company will be authorized to issue upon the Arrangement becoming effective.

“NovaCopper Arrangement Options” means options to acquire NovaCopper Shares issued under the Arrangement to holders of Options, the terms and conditions of which, other than the securities issuable upon exercise, will be governed by the Option Plan and the requirements of the TSX and applicable securities laws.

“NovaCopper Shares” means the common shares in the capital of NovaCopper.

“NovaGold Shares” means common shares in the capital of NovaGold.

“Optionholders” means the holders of the Options.

“Option Plan” means the stock award plan of NovaGold.

“Options” means the stock options granted pursuant to the Option Plan that are outstanding immediately prior to the Effective Time, and thereafter adjusted in accordance with the terms of the Plan of Arrangement, as the context so requires.

“Party” means NovaGold or NovaCopper individually.

“Parties” means NovaGold and NovaCopper collectively.

“Payout Date” has the meaning ascribed thereto in the PSU Plan.

“Person” means a natural person, any general partnership (including a limited liability partnership), limited partnership (including a limited liability limited partnership), limited liability company, corporation, joint venture, trust, business trust, cooperative, association or any foreign business organization.

“Plan of Arrangement” means the Plan of Arrangement attached as Schedule “B” to the Management Proxy Circular, and any amendment thereto.

“PSUs” means the performance share units granted pursuant to PSU Plan that are outstanding immediately prior to the Effective Time, and thereafter adjusted in accordance with the terms of the Plan of Arrangement, as the context so requires.

“PSU Plan” means NovaGold’s 2009 Performance Share Unit Plan.

“Warrants” means the share purchase warrants of NovaGold exercisable to acquire Company Shares that are outstanding immediately prior to the Effective Time, and thereafter adjusted in accordance with the terms of the Plan of Arrangement, as the context so requires.

1.2	Capitalized Terms. Capitalized terms used in this Agreement and not otherwise defined shall have the meaning ascribed thereto in the Management Proxy Circular.

1.3

Rules of Construction. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to Articles, Sections and Appendices, unless the context requires a different construction, shall be deemed to be references to the Articles and Sections of this Agreement and the Appendices attached hereto and made a part hereof. In this Agreement, unless a clear contrary intention appears, the word “including” (and with correlative meaning “include”) means including, without limiting the generality of any description preceding such term. Words, terms and phrases used, but not specifically defined, in this Agreement shall have the meanings commonly ascribed to such words, terms or phrases. The headings of the various Articles and Sections of this Agreement are for convenience only and shall not affect the meaning of the terms and conditions of this Agreement. No provision of this Agreement shall be interpreted or construed against any Party solely because that Party or its legal representative drafted such provision.

ARTICLE 2
COVENANTS

2.1

NovaCopper Arrangement Options. Upon the Effective Date, NovaCopper shall be deemed to have entered into agreements with each of the Optionholders with respect to the NovaCopper Arrangement Options on the terms and conditions set forth in the Management Proxy Circular and the Option Plan, and NovaCopper covenants to issue that number of NovaCopper Shares as may be required upon the valid exercise of the NovaCopper Arrangement Options, in accordance with the notice of exercise delivered in connection therewith.

2.2	PSUs. NovaCopper acknowledges that, from and after the Effective Date, all PSUs shall entitle the holder thereof to receive, upon the Payout Date:

(i)

one New NovaGold Share for each NovaGold Share that was issuable upon payout of the PSU immediately prior to the Effective Time, or, at the election of the Company, a payout in cash in lieu of New NovaGold Shares in accordance with the PSU Plan; and

(ii)

0.1667 of a NovaCopper Share for each NovaGold Share that was issuable upon payout of the PSU immediately prior to the Effective Time, or, at the election of the Company, a payout in cash in lieu of NovaCopper Shares in accordance with the PSU Plan, and NovaCopper hereby covenants that it shall forthwith upon receipt of written notice from NovaGold from time to time issue, as directed by NovaGold, that number of NovaCopper Shares as may be required to satisfy the foregoing.

2.3	DSUs. NovaCopper acknowledges that, from and after the Effective Date, New DSUs shall entitle the holder to receive, upon redemption:

(i)	one New NovaGold Share for each NovaGold Share that was issuable upon redemption of the DSU immediately prior to the Effective Time; and

(ii)	0.1667 of a NovaCopper Share for each NovaGold Share that was issuable upon redemption of the DSU immediately prior to the Effective Time;

provided that the Compensation Committee of the Board of Directors of NovaGold shall be entitled to adjust the number of New NovaGold Shares or NovaCopper Shares issuable under a New DSU in order that the Fair Market Value of the New DSU immediately after the exchange does not exceed the Fair Market Value of a DSU immediately before the exchange, provided further that notice of any such adjustment must be delivered to NovaCopper promptly and, in any event, within 30 days of the Effective Date.

NovaCopper hereby covenants that it shall forthwith upon receipt of written notice from NovaGold from time to time issue, as directed by NovaGold, that number of NovaCopper Shares as may be required to satisfy the foregoing.

2.4

Warrants. NovaCopper acknowledges that, from and after the Effective Date, all Warrants shall entitle the holder to receive, upon due exercise of the Warrant, for the exercise price applicable thereto:

	(i)	one New NovaGold Share for each Company Share that was issuable upon due exercise of the Warrant immediately prior to the Effective Time; and

	(ii)	0.1667 of a NovaCopper Share for every Company Share that was issuable upon due exercise of the Warrant immediately prior to the Effective Time,

and NovaCopper hereby covenants that it shall forthwith upon receipt of written notice from NovaGold from time to time issue, as directed by NovaGold, that number of shares as may be required to satisfy the foregoing.

NovaGold shall be entitled to collect and receive, upon due exercise of the Warrant, all of the exercise price paid in connection therewith including any amount of the exercise price attributable to the NovaCopper Share.

ARTICLE 3
CONDITIONS

3.1	Conditions Precedent. The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the completion of the Arrangement.

ARTICLE 4
MISCELLANEOUS

4.1	Notices.

All notices, requests and other communications to any party hereunder shall be in writing and shall be delivered:

If to NovaGold:

NovaGold Resources Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C.
V6C 1S4
Attention:        President
Facsimile:        (604) 669-6272

If to NovaCopper:

NovaCopper Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C.
V6C 1S4
Attention:       President
Facsimile:        (604) 669-6272

or to such address or facsimile number as any party may, from time to time, designate in the manner set out above. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received on a Business Day in the place of receipt prior to 5:00 p.m. in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

4.2

Further Assurances. Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before to carry out the full intent and meaning of this Agreement.

4.3

Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia, including the federal laws of Canada applicable therein. All disputes and claims arising out of, or in any way connected with, this Agreement shall be referred to the Courts of the Province of British Columbia and each of the parties hereby attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia.

4.4

Entire Agreement. This Agreement contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral.

4.5	Amendment. This Agreement may only be amended or modified by an instrument in writing signed by authorized representatives of each of NovaGold and NovaCopper.

4.6

Assignment. Neither this Agreement nor any portion hereof may be assigned by either Party hereto without the express written consent of the other Party. Subject to the foregoing sentence, this Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and assigns.

4.7

No Third Party Beneficiary. This Agreement, the Services provided pursuant to this Agreement and the rights and obligations created by this Agreement inure solely to the benefit of NovaGold and NovaCopper and their respective, duly authorized successors and assigns. This Agreement does not create any rights or benefits in any third party except for the Convertible Securityholders, it being acknowledged that NovaGold is acting on behalf of the Convertible Securityholders that are not parties to this Agreement in connection with the covenants made by NovaCopper in Article 2.

4.8

Waiver of Breach. The failure at any time of any Party hereto to require performance by the other Party of any responsibility or obligation provided for or contemplated in this Agreement shall in no way affect the full right to require such performance at any time thereafter, nor shall the waiver by any Party of a breach of any provision of this Agreement by the other Party constitute a waiver of any succeeding breach of the same, any other provision or any responsibility or obligation provided for or contemplated in this Agreement.

4.9

Severability. If any one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired; provided, however, that in such case the Parties hereto agree to use their respective best efforts to achieve the purpose of the invalid provision by a new legally valid stipulation.

IN WITNESS WHEREOF, the Parties have entered into this Agreement effective as of the date first set forth above.

NOVAGOLD RESOURCES INC.

By:      /s/ Elaine Sanders
Name: Elaine Sanders
Title:   Vice President and Chief Financial Officer

NOVACOPPER INC.

By:      /s/ Rick Van Nieuwenhuyse
Name: Rick Van Nieuwenhuyse
Title:   President and Chief Executive Officer